Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of December 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	December 14th 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

DE RIGO

SHAREHOLDERS APPROVE DELISTING, DEREGISTRATION AND EXTRAORDINARY DIVIDEND

December 14, 2005 (Longarone, Italy) — At a shareholders meeting held on December 13, the shareholders of De Rigo S.p.A. (NYSE:DER) approved the proposals of De Rigo’s board of directors with regard to a series of matters, including the delisting of De Rigo’s American Depositary Shares and the deregistration of De Rigo’s ordinary shares and ADSs under the U.S. Securities Exchange Act of 1934, as amended. De Rigo intends to proceed with the delisting and deregistration, which are subject to compliance with applicable U.S. securities laws and the rules of the NYSE, and currently expects that its ADSs will cease to trade on the NYSE in January.

The shareholders also approved payment of an extraordinary dividend in the amount of €1.65 per ordinary share/ADS, or a total of approximately €70 million. The record date for the extraordinary dividend is December 16, and the dividend is expected to be paid to holders of ordinary shares on December 19 and to holders of ADSs on December 29.

The shareholders also authorized De Rigo to repurchase up to 700,000 of its ordinary shares/ADSs for a period of 18 months following the delisting of the ADSs.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Ermenegildo Zegna, Escada, Etro, Fila, Furla, Jean Paul Gaultier, La Perla and Mini, as well as its own brands Police, Sting and Lozza.

  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer